Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2011	2010	2009	2008	2007 (a)
Earnings
Income (loss) from continuing operations before income taxes	$3,617	$3,694	$(2,208)	$1,946	$3,215
Fixed charges, excluding interest on deposits	480	519	530	1,024	1,140

Income (loss) from continuing operations before income taxes and fixed charges, excluding interest on deposits	4,097	4,213	(1,678)	2,970	4,355
Interest on deposits	241	131	172	1,762	2,366

Income (loss) from continuing operations before income taxes and fixed charges, including interest on deposits	$4,338	$4,344	$(1,506)	$4,732	$6,721

Fixed charges
Interest expense, excluding interest on deposits	363	$414	$421	$900	$1,047
One-third net rental expense (b)	117	105	109	124	93

Total fixed charges, excluding interest on deposits	480	519	530	1,024	1,140
Interest on deposits	241	131	172	1,762	2,366

Total fixed charges, including interest on deposits	$721	$650	$702	$2,786	$3,506

Earnings to fixed charges ratios
Excluding interest on deposits	8.53	8.11	(3.16) (c)	2.90	3.82
Including interest on deposits	6.01	6.68	(2.14) (c)	1.70	1.92

(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	The proportion deemed representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $2,208 million.